MANAGEMENT AGREEMENT

Mutual Funds Series Trust

On behalf of the Eventide Funds

Exhibit 1

Amendment Dated: August 16, 2017

Percentage of Average
Fund	Daily Net Assets

Eventide Gilead Fund	1.00%
Eventide Healthcare and Life Sciences Fund	1.10%
Eventide Multi-Asset Income Fund*	0.73%
Eventide Global Dividend Opportunities Fund*	0.73%

* For purposes of Section 10 of the Agreement, the execution date of the applicable Exhibit I for the Fund shall be deemed to be the date on which the Fund commences or commenced investment operations.

Mutual Fund Series Trust

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President

Eventide Asset Management, LLC

By: /s/ Robin John

Print Name: Robin John

Title: Chief Executive Officer